UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): May 20, 2004



NAVISTAR INTERNATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-9618	36-3359573
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois	60555
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (630) 753-5000

ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On May 20, 2004, the Registrant issued the press release, which is attached as Exhibit 99.1 to this Report and is deemed to be filed under the Securities Exchange Act of 1934, as amended.

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS

(c)   Exhibits

Exhibit No.	Description	Page
99.1	Press Release dated May 20, 2004	E-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
            Registrant

Date: May 20, 2004   /s/ Mark T. Schwetschenau
                                                        Mark T. Schwetschenau
                                                        Vice President and Controller
                                                        (Principal Accounting Officer)

INDEX TO EXHIBITS

Exhibit No.	Description	Page
99.1	Press Release dated May 20, 2004	E-1

Exhibit 99.1

**NAVISTAR REPORTS SECOND QUARTER, FIRST HALF PROFITABILITY;
QUARTERLY EARNINGS AT HIGH END OF COMPANY GUIDANCE**

*Quality, Cost Reduction, Growth Initiatives Keep Company On Track;
Class 8 Market Share In Quarter Highest Since 1998*

WARRENVILLE, Ill.-- May 20, 2004 -- Navistar International Corporation (NYSE: NAV) today reported it was profitable in the three- and six-month periods ended April 30, 2004, and said its quality improvements and cost reduction initiatives currently under way place the company on track for strong profitability for the full year.

The company said it earned $41 million, equal to $0.54 per diluted common share, in the three months ended April 30, 2004, compared with a net loss of ($14) million, equal to ($0.21) per diluted common share, in the same period a year earlier.

The second quarter 2004 results include a ($0.06) per diluted common share impact from unfavorable foreign exchange, primarily the Canadian dollar. The company previously had indicated that second quarter earnings would be in the range of $0.45 to $0.55 per diluted common share. Consolidated sales and revenues from manufacturing and financial services operations for the second quarter of 2004 totaled $2.3 billion, compared with the $1.9 billion reported in the second quarter of 2003.

For the first six months of fiscal 2004, Navistar reported net income of $18 million, equal to $0.25 per diluted common share, compared with a loss of ($113) million, or ($1.68) per diluted common share, in the first six months a year ago. Consolidated first-half sales and revenues amounted to $4.2 billion, compared with $3.4 billion in the first six months of 2003.

Daniel C. Ustian, Navistar chairman, president and chief executive officer, said the recent economic improvement and upsurge in new truck orders is consistent with what the company said in February when it raised its industry retail sales volume 8 percent. He reaffirmed the outlook that a total of 328,500 Class 6-8 trucks and school buses will be sold in the United States and Canada in the fiscal year ending October 31, 2004.

--more—

Exhibit 99.1 (con't)

Navistar Second Quarter 2004 Earnings – Page 2

Ustian said the company will reassess this forecast as the year develops. He also said that the company anticipates earnings for the quarter ending July 31, 2004, to be in the range of $0.60 to $0.70 per diluted common share.

"Each consecutive month of strong order and retail delivery is raising confidence in the economic recovery," Ustian said. "Our Class 8 market share in the second quarter increased to 18.6 percent, the highest since the third quarter of 1998. Recovery in the heavy truck sector is spread across our whole customer base and indications are that demand levels for heavy trucks will continue. While some of the orders that have pushed the market in recent months are for delivery beyond our current fiscal year, the recent increase in industry production is a positive sign that customers are taking deliveries now to replace vehicles and are looking to expand their fleets."

The recovery in medium truck orders has been more moderate, but has been going on for a longer period of time, Ustian said.

"We are very comfortable with the current balance between orders and deliveries for the Class 6-7 market, where we are the strong market leader," Ustian said. "However, our dealer inventories are low for current market conditions and we have the potential to increase dealer inventories in the second half of the year."

According to Ustian, the return to profitability in the second quarter was achieved in a challenging environment as the company continues along the path of reducing vehicle costs by $1,600 per unit in 2004.

Second quarter gross margins were 12.9 percent, the same as in the second quarter a year ago. Improvements in performance and product startups offset steel price increases, foreign exchange and expenses associated with component supply issues. Additionally, second quarter results include an accrual for profit sharing and incentive compensation for the first time since the third quarter of 2000.

--more—

Exhibit 99.1 (con't)

Navistar Second Quarter 2004 Earnings – Page 3

"There were some constraints in the supply base as we began to increase production, which contributed to the company finishing the quarter with approximately 1,000 trucks in inventory," Ustian said. "Additionally, we were impacted by supplier surcharges to cover the rising cost of steel. We now have instituted our own steel surcharge; however, we are still sharing the pain of increased steel costs with our suppliers and our customers."

Ustian said two new products were launched during the quarter – a new in-line six-cylinder engine, the International® DT466, to comply with the tightening of emissions regulations that went into effect in January 2004, and the newest version of the industry's leading integrated school bus, the Drive+, built at the company's Tulsa bus plant. The new six-cylinder engine has been well received in the marketplace and has experienced no fuel economy degradation from changes to meet the more stringent EPA regulations. The launch of the new Drive+ bus helped the company capture 51 percent of the market for school bus bodies, the highest in company history and 10 percent higher than a year ago.

Worldwide shipments of International® brand medium and heavy trucks and IC brand school buses during the second quarter totaled 26,500 units, compared with 22,500 units in the first quarter this year and 21,400 units in the second quarter of 2003.

Shipments of mid-range diesel engines to other original equipment manufacturers during the quarter totaled 91,100 units, compared with 74,500 units in the first quarter of 2004 and 95,800 units in the second quarter of 2003.

The engine and truck parts operations had record sales in the second quarter of $318 million, up from $266 million in the first quarter and the $264 million reported in the second quarter a year ago. The previous quarterly record was $293 million set in the fourth quarter of 2003. Parts sales in March were the best for any single month in history—a record that lasted only one month as it was surpassed by $4 million in April.

The company's finance subsidiary, Navistar Financial Corporation, had another positive quarter with revenues up $17 million over the second quarter of 2003.

--more--

E-3

Exhibit 99.1 (con't)

Navistar Second Quarter 2004 Earnings – Page 4

"Our return to profitability is just the start of where we intend to go as we continue our journey to become a $15 billion company through the introduction of new products in our current markets, as well as by finding new business opportunities in similar markets," Ustian said. "We believe we are well positioned to increase our annual profitability at a more rapid rate than our increase in sales."

Navistar International Corporation (NYSE: NAV) is the parent company of International Truck and Engine Corporation. The company produces International® brand commercial trucks, mid-range diesel engines and IC brand school buses and is a private label designer and manufacturer of diesel engines for the pickup truck, van and SUV markets. With the broadest distribution network in North America, the company also provides financing for customers and dealers. Additionally, through a joint venture with Ford Motor Company, the company builds medium commercial trucks and sells truck and diesel engine service parts. Additional information is available at www.nav-international.com.

Forward Looking Statements

Statements contained in this news release that are not purely historical are forward -looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements only speak as of the date of this news release and we assume no obligation to update the information included in this news release. Such forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. For a further description of these factors, see Exhibit 99.1 to our Form 10-K for the fiscal year ended October 31, 2003

Exhibit 99.1 (con't)

NAVISTAR INTERNATIONAL CORPORATION
AND CONSOLIDATED SUBSIDIARIES
STATEMENT OF INCOME (UNAUDITED)
(Millions of dollars, except per share data)

	Three Months Ended April 30		Six Months Ended April 30	
	2004	2003	**2004**	2003
Sales and revenues				
Sales of manufactured products	$ **2,255**	$ 1,806	$ **4,061**	$ 3,287
Finance revenue	**70**	53	**120**	145
Other income	**6**	5	**9**	10
Total sales and revenues	**2,331**	1,864	**4,190**	3,442
Costs and expenses				
Cost of products and services sold	**1,976**	1,588	**3,579**	3,008
Restructuring and other non-recurring charges	**-**	-	**4**	-
Postretirement benefits expense	**67**	71	**133**	154
Engineering and research expense	**51**	61	**115**	118
Selling, general and administrative expense	**133**	122	**254**	246
Interest expense	**30**	33	**61**	71
Other expense	**9**	7	**16**	18
Total costs and expenses	**2,266**	1,882	**4,162**	3,615
Income (loss) from continuing operations before income taxes	**65**	(18)	**28**	(173)
Income tax expense (benefit)	**24**	(6)	**10**	(63)
Income (loss) from continuing operations	**41**	(12)	**18**	(110)
Loss from discontinued operations	**-**	(2)	**-**	(3)
Net income (loss)	$ **41**	$ (14)	$ **18**	$ (113)
Basic earnings (loss) per share				
Continuing operations	$ **0.59**	$ (0.18)	$ **0.26**	$ (1.64)
Discontinued operations	**-**	(0.03)	**-**	(0.04)
Net income (loss)	$ **0.59**	$ (0.21)	$ **0.26**	$ (1.68)
Diluted earnings (loss) per share				
Continuing operations	$ **0.54**	$ (0.18)	$ **0.25**	$ (1.64)
Discontinued operations	**-**	(0.03)	**-**	(0.04)
Net income (loss)	$ **0.54**	$ (0.21)	$ **0.25**	$ (1.68)
Average shares outstanding (millions)				
Basic	**69.8**	68.4	**69.5**	67.3
Diluted	**80.6**	68.4	**70.9**	67.3

Exhibit 99.1 (con't)

NAVISTAR INTERNATIONAL CORPORATION
AND CONSOLIDATED SUBSIDIARIES
STATEMENT OF FINANCIAL CONDITION (UNAUDITED)
(Millions of dollars)

	AS OF APRIL 30	
	2004	2003
ASSETS		
Cash and cash equivalents	**$ 389**	$ 463
Marketable securities	**636**	325
	1,025	788
Receivables, net	**1,746**	1,991
Inventories	**621**	516
Property and equipment, net	**1,283**	1,314
Investments and other assets	**503**	495
Prepaid and intangible pension assets	**71**	61
Deferred tax asset, net	**1,635**	1,612
Total assets	**$ 6,884**	$ 6,777
LIABILITIES AND SHAREOWNERS' EQUITY		
Liabilities		
Accounts payable, principally trade	**$ 1,159**	$ 1,018
Debt: Manufacturing operations	**888**	911
Financial services operations	**1,595**	1,647
Postretirement benefits liability	**1,722**	1,616
Other liabilities	**1,152**	1,313
Total liabilities	**6,516**	6,505
Commitments and contingencies		
Shareowners' equity		
Series D convertible junior preference stock	**4**	4
Common stock and additional paid in capital		
(75.3 million shares issued)	**2,121**	2,120
Retained earnings (deficit)	**(830)**	(906)
Accumulated other comprehensive loss	**(780)**	(723)
Common stock held in treasury, at cost	**(147)**	(223)
Total shareowners' equity	**368**	272
Total liabilities and shareowners' equity	**$ 6,884**	$ 6,777

The Statement of Financial Condition includes the consolidated financial results of the company's manufacturing operations with its wholly owned financial services operations.